Exhibit 2.1

The Washington Post Company
1150 15th Street, N.W.
Washington, D.C.  20071

August 5, 2013

CONFIDENTIAL

Nash Holdings LLC
P.O. Box 94314
Seattle, Washington 98124
Attention: Paul B. Dauber, Esq., Manager

Re:           Proposed Sale of Post Business

Ladies and Gentlemen:

This letter (this “Letter Agreement”) confirms the binding agreement between The Washington Post Company, a Delaware corporation (the “Seller”), Nash Holdings LLC, a Delaware limited liability company (the “Purchaser”), and, solely to the extent provided herein, Explore Holdings LLC, a Washington limited liability company (the “Guarantor”), regarding the sale to the Purchaser of the Post Business (as defined in Section 1). The principal binding terms are set forth in this Letter Agreement.  Following execution of this Letter Agreement, the parties and their counsel will promptly prepare a definitive Securities Purchase Agreement (the “Purchase Agreement”) and other applicable definitive documentation (together with the Purchase Agreement, the “Transaction Documents”) providing for the transactions contemplated by this Letter Agreement (the “Transactions”) on terms that are consistent with this Letter Agreement and customary for agreements regarding transactions of this type. The parties agree to execute the Purchase Agreement as soon as possible (and in any event no later than 60 days following the date hereof (or such later date as may be agreed upon by the parties or extended pursuant to Section 12)) and, upon the execution of the Purchase Agreement, the Purchase Agreement shall become the binding agreement of the parties with respect to the Transactions and shall supersede this Letter Agreement.  Terms used but not defined herein shall have the meanings typically ascribed to them in customary purchase agreements regarding transactions of this type.

1.   Sale of Securities; Related Asset Transfers.

(a)   The Seller agrees to sell, and the Purchaser agrees to purchase, for an aggregate purchase price of $250,000,000 in cash (subject to the adjustments described in Section 2) (the “Purchase Price”), all of the issued and outstanding equity interests (the “Post Subsidiary Securities”) of each of WP Company LLC, Express Publications Company, LLC, El Tiempo Latino, LLC, Robinson Terminal Warehouse, LLC, Greater Washington Publishing, LLC and Post-Newsweek Media, LLC (collectively, the “Post Subsidiaries”), which Post Subsidiaries are each subsidiaries of the Seller and which together conduct the Seller’s Post Business. “Post Business” means the publishing businesses conducted by the Seller and its subsidiaries, including publishing The Washington Post newspaper and the newspaper’s internet site washingtonpost.com; publishing Fashion Washington, Capital Business, the internet sites The Capitol Deal and Service Alley, Express (and its websites ExpressNightOut.com and ReadExpress.com), The Gazette Newspapers (and their website Gazette.net), Southern Maryland Newspapers (and their website SoMdNews.com), Fairfax County Times (and its website FairfaxTimes.com), military newspapers produced by Comprint Military Publications (and their websites DCMilitary.com and DCMilitaryFamLife.com), Apartment Showcase, New Homes Guide, New Condominium Guide, El Tiempo Latino and The Guide to Retirement Living Sourcebook; operating Washington Post Live and Washington Post News Media Services; operating a commercial printing and distribution business and a paper handling and storage business, including Comprint Printing; and the other operations conducted by the Seller and its subsidiaries within Post-Newsweek Media, LLC, Greater Washington Publishing, LLC and Robinson Terminal Warehouse, LLC, but excluding the business of publishing Slate Magazine, Slate V, TheRoot.com and Foreign Policy (and excluding the websites related to such publications and operating FP Events) and the other Excluded Assets.  To the extent not already owned by the Post Subsidiaries, the Transactions shall include the transfer to the Purchaser or the Post Subsidiaries of any other assets primarily related to the Post Business (other than the Excluded Assets), including (the following collectively referred to as “Post Marks”) any trademarks, service marks, logos, domain names and social media handles primarily used by the Post Business such as the “The Washington Post” (and any rights that the Seller may have to any derivations, variations or abbreviations thereof such as those incorporating the term “WP” or, subject to Section 7(e), “Post”).  The Transactions shall include the transfer to the Purchaser of all interests in real property that are owned by the Post Subsidiaries, other than the Excluded Real Estate (as defined below), including, for the avoidance of doubt, a one-story brick building in St. Mary’s County, Maryland, a printing plant in Fairfax County, VA and related warehouse facilities, two partially developed tracts of land in Fairfax County, VA, a two-story combination office building and printing plant in Laurel, MD, office space and 23 acres of undeveloped land on the Potomac River in Charles County, MD and office space in Montgomery County, MD.

(b)   Excluded Assets.  Prior to the closing of the sale of the Post Subsidiary Securities to the Purchaser (the “Closing”), the Seller shall take or cause to be taken such actions as may be necessary to transfer the following assets (collectively, the “Excluded Assets”) and any employees primarily relating to Excluded Assets to the Seller or any of its subsidiaries (other than the Post Subsidiaries and their subsidiaries) so that, as of the Closing, the Excluded Assets and employees primarily relating thereto shall not be transferred to the Purchaser as part of the Transactions:

 (i)   the wharves and warehouses on the Alexandria, VA waterfront owned by Robinson Terminal Warehouse, LLC, the seven-story office building and connected nine-story office building on contiguous property in downtown Washington, D.C. in which the Seller’s principal executive offices are located (1150 15th Street, N.W., Washington, D.C.), two office buildings on L Street, Washington, D.C. (1515 L Street, N.W. and 1523 L Street, N.W., Washington, D.C.), and land on the corner of 15th and L Street, Washington, D.C. (1100 15th Street, N.W., Washington, D.C.) (the “Excluded Real Estate”);

 (ii)          all of the Seller’s equity interests in and affiliate and business arrangements with Classified Ventures, LLC;

 (iii)         any other assets of the Post Subsidiaries and their subsidiaries not primarily related to the Post Business, which assets (if any) shall be identified with particularity in the Purchase Agreement; and

 (iv)          the assets and businesses of the Slate Group LLC (including the publications Slate Magazine, Slate V and TheRoot.com, and its interest in E2J2 SAS, which produces slate.fr and slateafrique.com), WaPo Labs and Foreign Policy magazine.

(c)   Employee Matters.

 (i)   Promptly following the Closing and following the satisfaction of all requirements of applicable law, the Seller shall transfer to a pension plan established by the Purchaser that satisfies the requirements of Section 401(a) of the Code (the “Purchaser Pension Plan”) all liabilities under the Retirement Plan for The Washington Post Companies (the “Post Pension Plan”) for (vested and unvested) benefits earned by employees actively performing services in the Post Business for the Seller or any of its subsidiaries as of the Closing (each such employee, a “Post Employee”) and cash in an amount (or other assets, as mutually agreed by the Seller and the Purchaser, that have a value), as of the Closing, equal to the sum of (I) the sum of (A) the projected benefit obligation (within the meaning of US generally accepted accounting principles) in respect of such liability as of the Closing, determined using the same assumptions used for purposes of calculating the projected benefit obligation in Seller’s financial statements included in the Seller’s Annual Report on Form 10-K for its fiscal year ended December 31, 2012, filed with the SEC, but in no event less than the minimum amount required to be transferred to the Purchaser Pension Plan in compliance with Section 414(l) of the Internal Revenue Code of 1986, as amended (the “Code”), and the treasury regulations issued thereunder and Section 4044 of the Employee Retirement Income Security Act of 1974, as amended (the “414(l) Amount”), plus (B) $50,000,000 (such sum, the “Pension Liability Amount”), plus (or minus) (II) earnings (or losses), if any, on the Pension Liability Amount from the Closing through the date of transfer at a rate equal to the actual rate of return realized on all of the assets of the Post Pension Plan for such period (the “Pension Transfer Amount”). The Purchase Agreement will contain necessary provisions for the transfer of the Pension Transfer Amount and for the actuaries of the Purchaser and the Seller to calculate the amount of the Pension Transfer Amount. The Purchaser Pension Plan shall assume, as of the Closing, all liabilities under the Post Pension Plan for benefits earned by the Post Employees.  From and after the Closing, the Post Pension Plan shall retain all liabilities that relate to former and inactive (which, for the avoidance of doubt, shall not include any employee on a short-term leave of absence) employees of the Post Business (each such employee, a “Former Post Employee”).

 (ii)          From and after the Closing, the Purchaser shall assume all liabilities under the defined benefit plan component of The Washington Post Company Supplemental Executive Retirement Plan (the “Post SERP”) that relate to Post Employees, and the Seller shall retain all liabilities under the defined benefit plan component of the Post SERP that relate to Former Post Employees.

 (iii)         From and after the Closing, the Seller shall retain all liabilities with respect to Post Employees and Former Post Employees under The Washington Post Deferred Compensation Plan and under the savings plan component of the Post SERP.

 (iv)          From and after the Closing, the Purchaser shall assume all liabilities that relate to providing post-retirement welfare benefits to Post Employees, and the Seller shall retain all liabilities that relate to providing post-retirement welfare benefits to Former Post Employees.

 (v)           From and after the Closing, the Seller shall retain (A) all multiemployer plan withdrawal liability with respect to Post Employees and Former Post Employees and (B) all liabilities with respect to unfunded retirement arrangements in which no Post Employee is a participant as of the Closing.

 (vi)         Notwithstanding any provision of this Letter Agreement to the contrary, the Purchaser shall assume all collective bargaining agreements covering any Post Employee (the “Collective Bargaining Agreements”) to the extent related to the Post Business.  The Purchase Agreement shall contain customary provisions with respect to the assumption of the Collective Bargaining Agreements.

 (vii)        Following the Closing, the Purchaser will honor and continue each 2013 annual bonus arrangement covering a Post Employee (all such arrangements, collectively, the “2013 Bonus Arrangements”) without any adverse amendment or modification and make payments thereunder no later than March 15, 2014, based on performance of the Post Business during all of 2013 and determined in accordance with the applicable 2013 Bonus Arrangement, without any exercise of negative discretion (such payments, in the aggregate, the “2013 Bonus”). In the event that a Post Employee’s employment terminates following the Closing and prior to payment without cause (as determined by the Purchaser in its reasonable discretion) or as a result of death or disability, such employee (or such employee’s estate, if applicable) will be entitled to payment as if such employee had been employed on the payment date.  The Purchaser will notify the Seller of the amount of the 2013 Bonus no later than March 1, 2014.  The Seller will, prior to March 15, 2014, pay to the Purchaser or reimburse the Purchaser for the Pro Rata Portion of the 2013 Bonus plus employment taxes required to be paid by the Purchaser related thereto.  For these purposes, the “Pro Rata Portion” of the 2013 Bonus shall be equal to the product of (A) the 2013 Bonus and (B) a fraction, the numerator of which is the number of days from January 1, 2013 through the Closing and the denominator of which is 365.

 (viii)       The Purchaser shall maintain for a period of one year following the Closing, (A) base salaries that are no less favorable for each Post Employee than those in effect as of the Closing, (B) for 2014, annual bonus opportunities that are comparable for each Post Employee to those in effect under the 2013 Bonus Arrangements, (C) severance benefits that are no less favorable for each Post Employee than those in effect as of the Closing under the Seller’s generally applicable severance policy as disclosed to the Purchaser, (D) welfare benefits (excluding severance) that are no less favorable in the aggregate than those in effect as of the Closing for Post Employees considered as a group, and (E) the Post Pension Plan and the Post SERP benefits at the level in effect as of the Closing, in each case excluding Post Employees covered by any Collective Bargaining Agreement.  The Purchaser shall recognize the pre-Closing service of the Post Employees with the Seller for purposes of eligibility and vesting, and in connection with any severance or paid time off program, the Post Pension Plan and the Post SERP, benefit accrual purposes.  The Purchaser shall waive any pre-existing condition limitations or actively at work requirements for purposes of all welfare plans of the Purchaser in which the Post Employees shall participate, and shall recognize all co-payments, deductibles and similar expenses incurred by each Post Employee (and eligible dependents) during the calendar year in which the Closing occurs under a Seller benefit plan, in each case under a comparable plan of the Purchaser.  The Seller shall cooperate with the Purchaser to provide such information and documents relating to Post Employees on employment and benefits matters, including material trade union, employee representative or Collective Bargaining Agreements or material individual or collective grievances in the period prior to the Closing.  Nothing in this Letter Agreement shall, and nothing in the Transaction Documents will, confer any rights to any Post Employee or any other third party.

 (ix)         Except for those matters that are specifically set forth in this Section 1(c), or as otherwise set forth on Schedule 1(c)(ix), the Seller agrees that it shall be solely responsible for any cost, liability or expense under any employment agreement, retention agreement and incentive awards granted by the Seller or its subsidiaries to Post Employees prior to the Closing.  Such Schedule shall describe under the heading “Long-Term Incentive Awards” the consequences of the transactions contemplated herein in respect of each such long-term incentive award that is outstanding at the Closing (all such long-term incentive awards, the “Long-Term Incentive Awards”).

 (x)           Promptly following the Closing and following the satisfaction of all requirements of applicable law, the Seller shall transfer to a defined contribution pension plan established by the Purchaser that satisfies the requirements of Section 401(a) of the Code (the “Purchaser 401(k) Plan”) all liabilities under The Washington Post Tax Deferral and Savings Plan (the “Post 401(k) Plan”) for (vested and unvested) benefits earned under the Post 401(k) Plan by Post Employees and cash in an amount (or other assets, as mutually agreed by the Seller and the Purchaser, that have a value), as of the Closing, equal to the amount of such liabilities (the “401(k) Transfer Amount”).  The Purchase Agreement will contain necessary provisions for the transfer of the 401(k) Transfer Amount. The Purchaser 401(k) Plan shall assume, as of the Closing, all liabilities under the Post 401(k) Plan for benefits earned by the Post Employees.  From and after the Closing, the Post 401(k) Plan shall retain all liabilities under such plan that relate to Former Post Employees.

(d)   Background License. To the extent that any intellectual property (including software, technology or patents) owned by the Seller or its subsidiaries (other than WaPo Labs’ Social Reader, which is the subject of Section 6(d)(ii), or any content) is used in (or under development for use in) the operation of the Post Business as currently conducted, but is not owned by the Post Subsidiaries nor transferred to the Purchaser as of the Closing Date (collectively, “Background IP”), then the Seller and its subsidiaries shall grant the Post Subsidiaries a non-exclusive, royalty-free, perpetual, irrevocable license to such Background IP (the “Background License”), including access to any applicable source code and modification rights (it being understood that the Background License shall not include the provision of any information technology services or technical services, or other support or services, all of which will be addressed in the Transition Services Agreement).  If any intellectual property used in the operation of the Post Business as currently conducted is licensed to the Seller or its subsidiaries (other than the Post Subsidiaries) from third parties, Seller will use commercially reasonably efforts to sublicense, spin-off or otherwise convey such rights as related to the Post Business (subject to the terms of any third party agreements, including any necessary consent and payment of the allocable portion of any licensing fees by the Purchaser).  For the avoidance of doubt, this Section 1(d) is not intended to apply to software used in connection with corporate and headquarter-level services, which will be addressed in the Transition Services Agreement.  The Purchase Agreement will contain corresponding provisions for the benefit of the Seller and its subsidiaries with respect to the use of the intellectual property conveyed to the Purchaser in the Transactions (other than trademarks or content) that is used in (or under development for use in) the businesses of the Seller and its subsidiaries (other than the Post Business) as currently conducted.

2.   Minimum Cash; Purchase Price Adjustments. The Purchase Agreement will provide for customary Purchase Price adjustments to (i) a target working capital amount and (ii) a target cash amount equal to $8,500,000.  For the purposes of the Purchase Agreement, working capital of the Post Business shall be calculated in substantially the same manner as set forth in Schedule 2(a), excluding cash, intercompany current assets, intercompany current liabilities and any accrued amount in respect of (a) the 2013 Bonus Arrangements and (b) the Long-Term Incentive Awards (working capital as so calculated, “Post Working Capital”).  The target working capital amount shall equal the average of Post Working Capital for the twelve consecutive month-ends preceding the Closing Date; provided, however, that if the Closing Date occurs after October 31, 2013, the target working capital amount shall be reset to an amount to be mutually agreed and set out in the Purchase Agreement. To the extent actual Post Working Capital as of the Closing Date is less than the target working capital amount, the Purchase Price shall be reduced by the deficit, and to the extent that such actual working capital exceeds the target working capital amount, the Purchase Price shall be increased by the excess. To the extent the actual amount of cash held by the Post Subsidiaries as of the Closing Date is less than the target cash amount, the Purchase Price shall be reduced by the deficit, and to the extent that such actual amount of cash exceeds the target cash amount, the Purchase Price shall be increased by the excess. The Purchase Agreement will also provide for the settlement or cancellation prior to the Closing of any intercompany current assets or intercompany current liabilities between the Post Subsidiaries, on one hand, and the Seller and its subsidiaries (other than the Post Subsidiaries), on the other hand, and for a reduction in the Purchase Price to the extent of any debt of the Post Subsidiaries as of the Closing Date.  The Purchase Agreement shall contain customary provisions for estimating Post Working Capital, cash and debt of the Post Subsidiaries at the Closing and for delivery by the Purchaser of a final balance sheet and working capital statement within 90 days following the Closing and a customary mechanism for truing up Post Working Capital, cash and debt adjustments based on the final balance sheet and working capital statement.

3.   Indemnification.  The Purchase Agreement will provide that, from and after the Closing, the Seller shall indemnify and hold harmless the Purchaser and its affiliates from and against any and all losses suffered or incurred by the Purchaser and its affiliates to the extent arising from (i) any breach of any representation and warranty by the Seller set forth in the Purchase Agreement, (ii) any breach of any covenant of the Seller set forth in the Purchase Agreement, (iii) the Excluded Assets or (iv) any excluded liabilities agreed to by the Seller and the Purchaser (which shall include, but may not be limited to, Seller holding company liabilities unrelated to the Post Business, material environmental liabilities from Excluded Assets and from pre-existing environmental violations and conditions at Post Business real estate sites that are specified at the date of the Purchase Agreement (in each case, subject to reasonable limitations and in no case relating to building conditions or materials or arising from any post-Closing redevelopment or changes in use of the sites), and any costs associated with removing Excluded Assets from Post Subsidiaries).  From and after the Closing, the Purchaser shall indemnify and hold harmless the Seller and its affiliates from and against any and all losses suffered or incurred by the Seller or its affiliates to the extent arising from (A) any breach of any representation and warranty by the Purchaser set forth in the Purchase Agreement or (B) any breach of any covenant of the Purchaser set forth in the Purchase Agreement. The Purchase Agreement will contain customary provisions regarding indemnification obligations of the Seller and the Purchaser, including the survival of representations and warranties for 18 months following the Closing Date, other than certain fundamental representations and warranties (the “Fundamental Representations”), which shall survive for the statute of limitations.  The indemnification obligations of the Seller and the Purchaser resulting from a breach of any representation and warranty (other than the Fundamental Representations, which will be subject only to a cap equal to the Purchase Price) will be subject to a minimum claim size (per claim or series of related claims) of $150,000, a deductible of $2,500,000 and a cap of $50,000,000.  For the purposes of this Section 3, when determining the existence of any breach of any representation and warranty (except any representation and warranty in Section 1.11 of Exhibit A) and the amount of losses resulting therefrom, such representation and warranty shall be interpreted without giving effect to any materiality qualification such as “material”, “in all material respects”, “material adverse effect” or words of similar import used herein.

4.   Tax Matters.

(a)            The Seller and the Purchaser shall negotiate in good faith to determine the allocation of the Purchase Price among the assets held by the Post Subsidiaries in accordance with the Code.

(b)            The Seller shall be responsible for all pre-Closing tax liabilities and the Purchase Agreement shall contain customary provisions with respect to the apportionment of taxes during any straddle period, cooperation regarding tax audits and contests and the amendment of any tax returns of the Post Subsidiaries.  The Seller shall represent to the Purchaser that each of the Post Subsidiaries is disregarded as an entity separate from its owner for U.S. Federal income tax purposes.  The Seller and the Purchaser shall agree to treat the Transactions as asset sales for U.S. Federal income tax purposes.

5.             Representations and Warranties.  As of the date hereof, the Seller makes the representations and warranties to the Purchaser set forth on Exhibit A, and each of the Purchaser and the Guarantor makes the representations and warranties to the Seller set forth in Exhibit B.  The Seller and the Purchaser acknowledge that the Purchase Agreement will contain customary representations and warranties that shall be more comprehensive than those set forth on Exhibit A and Exhibit B.

6.            Other Provisions of Purchase Agreement.

(a)            The Purchase Agreement will:

 (i)           contain (A) customary representations and warranties of the Seller with respect to the Post Subsidiaries and the Post Business and the operations, assets, liabilities, contracts, legal affairs, employee benefits, tax and environmental matters, financial statements and employees thereof and (B) customary representations and warranties of the Purchaser;

 (ii)          contain customary closing conditions, including the conditions set forth in Section 6(b) below (but excluding, for the avoidance of doubt, any condition related to completion or sufficiency of due diligence);

 (iii)         contain (A) customary affirmative and negative covenants of the Seller, including but not limited to the covenants set forth in Section 6(c) and (B) customary affirmative and negative covenants of the Purchaser, including but not limited to the covenants set forth in Section 6(d);

 (iv)          provide that the Seller and the Purchaser will each use reasonable best efforts to obtain, at their own expense, all consents and approvals (including consents and approvals of governmental authorities or other parties) that are required to be obtained by it in connection with the Transactions;

 (v)           provide that the Closing is to take place on the second business day after the satisfaction or waiver of all required conditions to such Closing (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or on such later date as the Seller and the Purchaser may mutually determine (such date, the “Closing Date”);

 (vi)          provide that all sales taxes, use taxes, transfer taxes, filing fees and similar taxes, fees, charges and expenses required to be paid in connection with the sale of the Post Subsidiary Securities to the Purchaser and the other Transactions shall be borne 50% by the Seller and 50% by the Purchaser; provided that the Seller shall bear 100% of any such amounts incurred in connection with removing Excluded Assets from the Post Subsidiaries;

 (vii)        address in a commercially reasonable and mutually agreed manner any adverse fact or circumstance in existence on or prior to the date of the Purchase Agreement and of which the Purchaser and its representatives are not aware on or prior to the date hereof, and which is identified by the Purchaser in the course of its due diligence investigation conducted after the date hereof and prior to the execution of the Purchase Agreement; and

 (viii)       contain other customary provisions mutually agreed by the Purchaser and the Seller.

(b)            The obligations of the Purchaser and the Seller to consummate the Transactions is subject to the satisfaction or waiver of the conditions set forth below:

 (i)           the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Act or any other material applicable antitrust laws;

 (ii)          there shall not be pending any suit, action, claim or proceeding by any governmental authority having a reasonable likelihood of success that (A) challenges or seeks to restrain or prohibit the purchase of the Post Subsidiary Securities or any other Transaction or (B) seeks to prohibit or limit in any material respect the ownership or operation by the Purchaser of the Post Business (provided that this clause (ii)(B) shall be a condition only with respect to the obligation of the Purchaser to consummate the Transactions);

 (iii)         the Post Business shall not have suffered, since December 31, 2012, a Material Adverse Effect (as defined in Exhibit A) (provided that this clause (iii) shall be a condition only with respect to the obligation of the Purchaser to consummate the Transactions); and

 (iv)          the Fundamental Representations of the other party shall be true and correct in all material respects at and as of the date made and at and as of the Closing Date with the same force and effect as though made at and as of the Closing Date (except to the extent expressly made as of a particular date, in which case as of such date).  The representations and warranties of the other party contained in the Purchase Agreement (other than the Fundamental Representations) shall be true and correct (without giving effect to any limitation as to materiality set forth therein), in each case at and as of the date made and at and as of the Closing Date with the same force and effect as though made at and as of the Closing Date (except to the extent expressly made as of a particular date, in which case as of such date); provided that this condition shall be deemed satisfied unless the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect, in the case of the representations and warranties of the Seller, or is reasonably likely to have a material adverse effect on the Purchaser’s ability to consummate the Transactions, in the case of the representations and warranties of the Purchaser.

(c)            The Seller hereby covenants as follows:

 (i)            The Seller shall use reasonable best efforts to cooperate with the Purchaser and its affiliates and to take such actions and execute and deliver any documents or instruments and obtain or file any necessary third party or governmental consents or filings (including any consents or filings required under The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”)) that are reasonably necessary, proper or advisable to consummate the Transactions as promptly as practicable.

 (ii)          From the date of this Letter Agreement and until the Closing, unless the Purchaser shall otherwise agree in writing, the Seller shall: (a) cause the Post Business to be conducted only in the ordinary course of business, consistent with past practice; (b) use its commercially reasonable efforts to preserve substantially intact the organization of the Post Business, substantially keep available the services of the Post Employees and service providers of the Post Business and substantially preserve the current relationships of the Post Business with customers, suppliers and other persons with which the Post Business has material business relations; (c) not materially increase the compensation payable or to become payable or the benefits provided to any Post Employee, except for increases for which the Seller shall be solely liable, as required by law, any benefit plan, any Collective Bargaining Agreement or other contract, or, with respect to a Post Employee represented by a labor union, in the ordinary course of business; (d) use its commercially reasonable efforts to preserve the trademarks and material intellectual property of the Post Business; (e) not enter into, materially amend or terminate any contract material to the Post Business, including any material Collective Bargaining Agreement, without the prior written consent of the Purchaser, provided that the foregoing clause (e) shall not prohibit the Seller or its subsidiaries from entering into a new Collective Bargaining Agreement in order to replace an expired Collective Bargaining Agreement, subject only to prior good faith consultation with the Purchaser; (f) not sell, lease or dispose of any assets material to the Post Business (other than, for the avoidance of doubt, the Excluded Assets), in any single transaction or series of related transactions; (g) not enter into any agreement that would impose non-competition, exclusivity or most favored nation obligations on the Post Business after the Closing; (h) not incur any liens on assets of the Post Business other than permitted liens as customarily defined in acquisition agreements (other than, for the avoidance of doubt, the Excluded Assets); (i) not make any amendment to the organizational documents of the Post Subsidiaries; (j) not issue, sell, grant, pledge or otherwise dispose of, or grant or suffer to exist any encumbrance with respect to, any of the Post Subsidiaries’ capital stock, or grant any options, warrants or other rights to acquire any such capital stock or other interest or any instrument convertible into or exchangeable or exercisable for any such capital stock or other interest of the Post Subsidiaries; (k) not adopt any plan of merger, consolidation, reorganization, liquidation or dissolution with respect to, or file a petition in bankruptcy under any provisions of federal or state bankruptcy law or consent to the filing of any bankruptcy petition against, any Post Subsidiary under any similar law; (l) not create any subsidiary of any Post Subsidiary; (m) not (A) declare, accrue, set aside or pay any dividend or make any other distribution on or in respect of any of the Post Subsidiaries’ capital stock or other securities (other than (i) to another Post Subsidiary or (ii) cash distributions pursuant to the Seller’s consolidated cash management systems in the ordinary course of business consistent with past practice) or (B) redeem, repurchase or otherwise reacquire, split, combine or reclassify any capital stock of any Post Subsidiary or otherwise change the capital structure of any Post Subsidiary; (n) not commit to any material capital expenditures to be made following the Closing, or fail to make any material capital expenditure, in either case in a manner inconsistent with the annual budget for the Post Business provided to the Purchaser; (o) not permit any Post Subsidiary to purchase or acquire, directly or indirectly (including by merger, consolidation, or acquisition of stock or assets or any other business combination), any corporation, partnership, other business organization or division thereof or any other business or any equity interest in any person; (p) not permit the Post Subsidiaries to enter into a new line of business or abandon or discontinue any existing line of business within the Post Business; and (q) manage the working capital of the Post Business in the ordinary course of business, consistent with past practice (including by not accelerating the collection of accounts receivable or delaying the payment of accounts payable).

 (iii)         Promptly following the Closing (and in all events within 60 days of Closing), the Seller shall change its corporate name, as well as the name of any subsidiaries incorporating or otherwise using a name confusingly similar to any Post Marks, including “The Washington Post Company” (e.g., “WaPo Labs”), in compliance with the General Corporation Law of Delaware and other applicable law, and as promptly as practicable after such corporate name change (and in all events within 180 days of Closing), the Seller and its subsidiaries shall remove from all signs, public displays, marketing materials, websites and other like materials used by the Seller, and otherwise shall cease the use in any corporate name, product or service, “The Washington Post Company”, or any other Post Mark, or any marks or names incorporating or otherwise confusingly similar to the “The Washington Post Company”, or any other Post Mark, and in any event shall not use, assert any claim of ownership with respect to or otherwise challenge the Purchaser’s rights to the name “The Washington Post Company” or any other Post Marks.  The Seller shall change its ticker symbol from “WPO” within 90 days of the Closing Date.  For the avoidance of doubt, except pursuant to Section 7(e), the Seller shall not use the mark “Post” in the name of any of its subsidiaries or in any of its or their products, services and materials, and shall be required (within the time-frames set above) to remove from any of its or their products, services and materials or change the name of any of its subsidiaries to remove the mark “Post”, whether or not used in the phrase “Washington Post” (or in any derivations, variations or abbreviations of such phrase).

 (iv)          From the date of this Letter Agreement and until the Closing, each of the Seller and the Purchaser shall notify the other of:

 (A)         any fact, circumstance, event or action the existence, occurrence or taking of which (1) has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (2) has resulted in, or would reasonably be expected to result in, the failure of any of the conditions set forth in Section 6(b), or (3) would otherwise reasonably be expected to prevent, prohibit or materially delay the timely consummation of the Transactions;

 (B)          any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

 (C)          any notice or other communication from any governmental authority in connection with the Transactions; and

 (D)          any actions commenced or, to the Seller’s knowledge, threatened against, relating to or involving or otherwise affecting the Post Business that, if pending on the date of the Purchase Agreement, would have been required to have been disclosed pursuant to representations and warranties in the Purchase Agreement or that relates to the consummation of the Transactions.

(d)            The Purchaser hereby covenants as follows:

 (i)            The Purchaser shall use reasonable best efforts to cooperate with the Seller and its affiliates and to take such actions and execute and deliver any documents or instruments and obtain or file any necessary third party or governmental consents or filings (including any consents or filings required under the HSR Act) that are reasonably necessary, proper or advisable to consummate the Transactions as promptly as practicable.

 (ii)          The Purchaser shall, on and after the Closing, license the content of the publications published by the Post Subsidiaries to WaPo Labs for a term of five years from the Closing Date for use in connection with “Social Reader”, a topical-based news aggregator, and, in consideration for such license, the Seller shall pay the Purchaser a fee equal to 10% of the annual profit, if any, of WaPo Labs for such period. The use, promotion, amount and nature of the distribution of content of the Post Business by Social Reader may not substantially depart from the use, promotion, amount and nature of such distribution by Social Reader on or prior to the date of this Letter Agreement. The parties shall memorialize this agreement in a separate license that contains terms (other than the duration, termination without cause rights and price) not less favorable to the Purchaser than those given to other significant content providers. The parties intend that such license would not (1) permit the assignment, resale, syndication or sublicensing of such content nor (2) allow the use or distribution of or access to the content in a manner that adversely affects the Purchaser’s ability to monetize its content in any material respect.

7.             Noncompetition and Transition Services Agreements; Other Agreements.

(a)            The Purchase Agreement will contain customary non-competition and non-solicitation provisions that will apply to the Seller.

(b)            Each of the Seller and the Purchaser agrees to provide such necessary or useful transition services to the other party related to the separation, integration and operation of the Post Business for a period of 24 months after the Closing Date on substantially the same basis as such services were provided prior to the Closing Date.  Any party providing such transition services (a “Service Provider Party”) shall submit an invoice to the other party (a “Non-Providing Party”) after the end of each month describing the direct and unburdened costs (i.e., salaries, other direct compensation costs and incremental costs) incurred by such Service Provider Party to provide any transition services and the Non-Providing Party shall reimburse the Service Providing Party the full amount of such costs within 45 days following receipt of such invoice.  The Seller and the Purchaser shall prepare and enter into at the Closing a customary Transition Services Agreement to give effect to the foregoing terms.

(c)            The Seller shall lease to the Purchaser sufficient office space for the conduct of the Post Business in the Seller’s office buildings located in downtown Washington, D.C. (1150 15th Street, N.W., Washington, D.C. and 1515 L Street, N.W. and 1523 L Street, N.W., Washington, D.C.) for a period of two years, with two extension options of six months each exercisable by the Purchaser.  All furniture, fixtures and equipment currently used in the Post Business shall remain in such space.  Rent shall be at the fair market rate for office leases of similar type, length of term, quality and size, and taking into account the nature and intent of the Transactions.  The lease shall provide for an allocation of building parking spaces based on the ratio of the demised premises’ square footage to the total square footage in the buildings.  There shall be no security deposit required under the lease.  Any office space in such buildings currently used by the Seller that is not part of the Post Business will be segregated and demised in a manner reasonably acceptable to the parties, at the Seller’s expense.  All other terms of the lease shall be commercially reasonable.

(d)            The Purchase Agreement will provide for the entrance into arrangements between the Post Business and other businesses of the Seller (e.g., content sharing agreements) that will continue post-Closing to be agreed by the Purchaser and the Seller and to be documented in agreements with commercially reasonable terms consistent with market practice.

(e)            The Purchase Agreement will provide for the entrance into a non-exclusive, royalty-free, perpetual license between the Post Business and the Seller to be documented in a trademark license agreement that permits the Seller to maintain its current corporate name “Post-Newsweek Stations” for its broadcasting station businesses.

8.            Prohibition Against Consideration of Other Acquisition Proposals. To induce the Purchaser to enter into this Letter Agreement, the Seller agrees that for 60 days from the date of this Letter Agreement (the “Exclusivity Period”), as may be extended pursuant to Section 12, it will not, and will not authorize its Representatives (as defined below) to, (a) solicit or encourage any third party to acquire the Post Business; (b) participate in discussions with, or furnish any information to, any third party to facilitate the acquisition by any third party of the Post Business; or (c) enter into any agreement with respect to an acquisition by any third party of the Post Business. The term “Representatives” of a person means the directors, officers, employees, representatives and advisors of such person and its subsidiaries (including financial advisors, legal counsel and accountants).

9.      Access.  The Seller shall, and shall cause the Post Subsidiaries to, afford to the Purchaser and its accountants, counsel and other representatives reasonable access, upon reasonable notice during normal business hours during the period prior to the Closing, to the personnel, properties, books, contracts and records of the Post Subsidiaries and the Post Business, and during such period shall furnish promptly to the Purchaser any information concerning any Post Subsidiary or the Post Business as the Purchaser may reasonably request; provided, however, that (i) such access does not disrupt the normal operations of the Seller and its subsidiaries in any material respect and (ii) such access shall not include access to information the disclosure of which is legally prohibited or to such portions of documents or information subject to attorney-client privilege and the provision of which, as determined by the Seller’s counsel, may eliminate the privilege pertaining to such documents.  Such access shall include access for non-intrusive environmental assessments/compliance audits and visual asbestos surveys, which assessments, audits and surveys shall not include any sampling or testing; provided that, if the findings of non-intrusive assessments, audits or surveys identify the likely presence of significant environmental or hazardous substance conditions that reasonably warrant sampling or testing, the Seller shall reasonably consider  requests by the Purchaser (without being presumptively obligated) to conduct sampling or testing; provided that the Seller shall have a reasonable opportunity to comment on any resulting reports by or on behalf of the Purchaser, if any, prior to their finalization.

10.          Publicity.  No press release, notice, disclosure or other publicity concerning the Transactions shall be issued, given, made or otherwise disseminated by the Seller or the Purchaser without the approval of the other party, except as required by applicable law, stock exchange requirement or legal process, in which case the party required to issue such release, notice, disclosure or other publicity shall (if reasonably practicable and if not prohibited by applicable law) allow the other party reasonable time to comment thereon in advance of such issuance.

11.          Binding Agreement. This Letter Agreement is a legally binding and enforceable agreement.  The Seller and the Purchaser will each use their reasonable best efforts to cause the Transactions to occur on the terms set forth or referred to in this Letter Agreement.  Upon execution of the Transaction Documents, the Transaction Documents shall supersede this Letter Agreement and become the binding definitive agreements with respect to the Transactions.

12.     Arbitration.

(a)            Process. If the Purchase Agreement is not executed within 60 days of the date hereof, the Seller and the Purchaser shall within 75 days of the date hereof submit to the first listed individual designated in Schedule 12(a) hereto (the “Arbitrator” (if such Arbitrator is unable to serve, the Arbitrator shall be one of the other individuals set forth on Schedule 12(a) hereto, designated in an order of precedence corresponding to the order in which the individuals are listed on Schedule 12(a) should the first listed individual be unable to serve)) this Letter Agreement, the most recent drafts of the Transaction Documents reflecting the status of the parties’ negotiations and a list of open issues and the written position of each party with respect to each open issue.  The Arbitrator shall hold a one-day hearing promptly after submission of such materials. The Arbitrator shall within 15 days of the receipt of such materials render a decision with respect to each point of disagreement between the parties.  Such decision will be binding and nonappealable and sufficiently clear to allow the parties to draft the disputed provisions of the Transaction Documents. The parties will execute the arbitrated Purchase Agreement within five business days of the Arbitrator’s decision.

(b)            Standard. The selected Arbitrator will agree to abide by the provisions of this Section 12. The Arbitrator will render his or her decision based primarily on the terms of this Letter Agreement and secondarily on customary provisions for agreements regarding transactions of this type.

(c)            Exclusivity. In the event that the Seller and the Purchaser have begun the arbitration contemplated by this Section 12, the Exclusivity Period shall be automatically extended until the execution of the Purchase Agreement by the Seller and the Purchaser.

13.     Miscellaneous.

(a)      Confidentiality.  Until the Closing Date or, if this Letter Agreement is terminated pursuant to Section 13(f), the date that is two years from the date hereof, the Purchaser shall, and shall cause its affiliates and its and their respective Representatives to, keep confidential and use only for the purpose of implementing the transactions contemplated hereby, all information furnished by the Seller to the Purchaser and its Representatives relating to the Seller, the Post Subsidiaries and the Post Business, except as may be required by applicable law and except for information that (i) is generally available to the public other than as a result of a breach hereof, (ii) can be reasonably established by the Purchaser to have been known to the Purchaser or in the Purchaser’s possession prior to the date of disclosure thereof by the Seller or any of its Representatives; or (iii) is received by or becomes available to the Purchaser from a source other than the Seller or any of its Representatives, so long as the source of such information was not known by the Purchaser or its Representatives, after reasonably inquiry, to be bound by any obligation of confidentiality to the Seller.

(b)            Notices.  All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or electronic mail in .pdf format (with confirmation of delivery retained) or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when received, as follows:

If to the Purchaser or the Guarantor:

Nash Holdings LLC
P.O. Box 94314
Seattle, Washington 98124
Attention: Paul B. Dauber, Esq., Manager
Fax: (206) 812-8767
Email: paul@zeframllc.com

With a copy (not constituting notice) to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza,
New York, New York 10006
Attention: Paul J. Shim, Esq.
Fax: (212) 693-9762
Email: pshim@cgsh.com

If to the Seller:

The Washington Post Company
1150 15th Street, N.W.
Washington, D.C. 20071
Attention: Veronica Dillon
Fax: (202) 334-1031
Email: dillonv@washpost.com

With a copy (not constituting notice) to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
Attention: Eric L. Schiele, Esq.
Fax: (212) 474-3700
Email: eschiele@cravath.com

or to such other respective addresses and/or fax numbers as each party may designate by notice given in accordance with the provisions of this Section 13(b).

(c) Fees and Expenses.  Subject to the terms of this Letter Agreement, each party will bear all fees and expenses incurred by such party in connection with the negotiation, execution and performance of this Letter Agreement and the Transaction Documents and the consummation of the Transactions.

(d)            Entire Agreement.  This Letter Agreement, along with the Exhibits and Schedules hereto, contains the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.  None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein.

(e)            Amendments and Waivers.  This Letter Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.  By an instrument in writing, (i) the Purchaser may waive compliance by the Seller with any term or provision of this Letter Agreement that the Seller was or is obligated to comply with or perform and (ii) the Seller may waive compliance by the Purchaser or the Guarantor with any term or provision of this Letter Agreement that the Purchaser or the Guarantor was or is obligated to comply with or perform.

(f)             Termination.  This Letter Agreement may be terminated by either the Seller or the Purchaser if (i) there is a material breach of any covenant or agreement in this Letter Agreement on the part of the other party and such breach is not cured within 45 days following receipt by such breaching party of written notice of such breach; (ii) a court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling or taken any other action, in each case having the effect of restraining, enjoining or otherwise prohibiting the consummation of the Transactions; or (iii) the conditions set forth in Section 6(b) are not satisfied or, to the extent permitted by applicable law, waived, on or prior to the date that is nine months after the date hereof; provided that such right to terminate this Letter Agreement shall not be available to a party then in material breach of any covenant or agreement in this Letter Agreement. This Letter Agreement may also be terminated by mutual agreement of the parties hereto.  Termination of this Letter Agreement shall not relieve any party from any liability for willful and material breach of this Letter Agreement prior to the date of termination. The obligations set forth in Section 13(a) shall survive any termination of this Letter Agreement until the second anniversary of the date hereof.

(g)            Assignment; Benefit.  This Letter Agreement and the rights and obligations hereunder shall not be assignable or transferable by either party (including by operation of law in connection with a merger or consolidation of such party) without the prior written consent of the other party hereto.  Any attempted assignment in violation of this Section 13(g) shall be void. This Letter Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

(h)            Severability.  If any provision of this Letter Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances. Upon such a determination, the parties shall negotiate in good faith to modify this Letter Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

(i)             Interpretation; Construction.  The headings contained in this Letter Agreement and in any Exhibit or Schedule hereto are for reference purposes only and shall not affect in any way the meaning or interpretation of this Letter Agreement.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Letter Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Letter Agreement.  When a reference is made in this Letter Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Letter Agreement unless otherwise indicated. The parties have participated jointly in the negotiation and drafting of this Letter Agreement.  Any ambiguities with respect to any provision of this Letter Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Letter Agreement.  The terms “include” and “including” will be deemed to be followed by the words “without limitation”.

(j)            Governing Law.  This Letter Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.

(k)           Consent to Jurisdiction.  Each party irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware, for the purposes of any suit, action or other proceeding arising out of this Letter Agreement or any transaction contemplated hereby.  Each party agrees to commence any such action, suit or proceeding either in the Court of Chancery of the State of Delaware, New Castle County, or, if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, a federal court sitting in Wilmington, Delaware.  Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 13(k).  Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Letter Agreement or the transactions contemplated hereby in (i) the Court of Chancery of the State of Delaware, New Castle County, or (ii) a federal court sitting in Wilmington, Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(l)             Waiver of Trial by Jury.  Each party hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Letter Agreement or any transaction contemplated hereby.  Each party (i) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party hereto have been induced to enter into this Letter Agreement by, among other things, the mutual waivers and certifications in this Section 13(l).

(m)          Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Letter Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Letter Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware, New Castle County or a federal court sitting in Wilmington, Delaware, in addition to any other remedy to which they are entitled in accordance herewith.

(n)            Counterparts.  This Letter Agreement may be executed by facsimile or electronic delivery of original signatures, and in counterparts, both of which shall be considered one and the same agreement, and shall become effective when such counterparts have been signed by each party and delivered, including by facsimile or other electronic means, to the other party.

(o)            Limited Guarantee. To induce the Seller to enter into this Letter Agreement and the Purchase Agreement, the Guarantor hereby absolutely, irrevocably and unconditionally guarantees to the Seller the due, punctual and complete payment of the Purchase Price by the Purchaser in accordance with this Letter Agreement and, when executed, the Purchase Agreement (the “Obligations”). If the Purchaser fails to discharge the Obligations when due, then the Guarantor’s liabilities to the Seller hereunder in respect of such Obligations shall become immediately due and payable and the Seller may, at any time and from time to time, and so long as the Obligations remain unpaid, take all actions available hereunder and under applicable law to collect any of the Guarantor’s liabilities hereunder in respect of the Obligations. The Guarantor agrees that it shall not institute, and shall cause its affiliates not to institute, any proceeding or bring any other claim asserting that this guarantee is illegal, invalid or unenforceable in accordance with its terms.

IN WITNESS WHEREOF, the parties hereto have caused this Letter Agreement to be executed as of the day, month and year first above written.

THE WASHINGTON POST COMPANY

By:	/s/ Donald E. Graham
Name: Donald E. Graham
Title: Chairman and Chief Executive Officer

NASH HOLDINGS LLC

By:	/s/ Paul B. Dauber
Name: Paul B. Dauber
Title: Manager

Solely for the purposes of Sections 5, 13(d), 13(e), 13(g), 13(j), 13(k), 13(l), 13(n) and 13(o),

EXPLORE HOLDINGS LLC

By:	/s/ Paul B. Dauber
Name: Paul B. Dauber
Title: Manager

Exhibit A

Representations and Warranties of the Seller

Except as expressly and specifically disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) by the Seller after January 1, 2013 and publicly available prior to the date hereof, other than disclosure contained in the “Risk Factors” or “Forward-Looking Statements” section in such filed or furnished documents, the Seller represents and warrants to the Purchaser as follows:

Section 1.1   Organization.  The Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  Each of the Post Subsidiaries and each of their respective subsidiaries has full power and authority to conduct the Post Business as currently conducted, and each is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized. Each of the Post Subsidiaries and their respective subsidiaries is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the conduct or nature of the Post Business or the ownership, leasing or holding of its properties makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect.

Section 1.2   Power and Authority.  The Seller has full power and authority to execute and deliver this Letter Agreement and to consummate the Transactions.  Subject to obtaining the Shareholder Approval (as defined below), the execution and delivery by the Seller of this Letter Agreement and the consummation by the Seller of the Transactions have been duly authorized by all necessary corporate action.  The Seller has duly executed and delivered this Letter Agreement and on or prior to the Closing will have duly executed and delivered the Transaction Documents, and (assuming due authorization, execution and delivery by the Purchaser and the Guarantor) this Letter Agreement constitutes, and the Transaction Documents will constitute, legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their terms. Other than the affirmative vote by holders of the majority of the outstanding Class A Common Stock of the Seller entitled to vote thereon in favor of an amendment to the Seller’s Restated Certificate of Incorporation changing the corporate name of the Seller pursuant to Section 6(c)(iii) (the “Shareholder Approval”), no vote of the Seller’s stockholders is necessary to approve this Letter Agreement or the Transactions.

Section 1.3   No Conflicts.  The execution and delivery by the Seller of this Letter Agreement do not, and the consummation of the Transactions will not, conflict with, result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, cancellation or acceleration of any obligation under, any provision of (i) the certificate of incorporation, by-laws, operating agreement or other organizational documents of the Seller or any of the Post Subsidiaries (subject to obtaining the Shareholder Approval), (ii) any contract to which the Seller or any Post Subsidiary is a party or by which any of its properties or assets is bound or (iii) any judgment, order, decree or law applicable to the Seller, any Post Subsidiary or any of their properties or assets, other than, in the case of clauses (ii) and (iii) above, any such conflicts, violations, defaults or rights that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

Section 1.4   Consents.  No consent, authorization, order or approval of, or registration, declaration or filing with, or notification to, any governmental entity is required to be obtained or made by or with respect to the Seller in connection with the execution, delivery and performance of this Letter Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Act and any applicable foreign antitrust or trade regulation laws, (ii) compliance with and filings required under any applicable U.S. state or federal or foreign securities or “blue sky” laws, (iii) those that may be required solely by reason of the Purchaser’s (as opposed to any other third party’s) participation in the Transactions or (iv) such other consents, authorizations, orders, approvals, registrations, declarations, filings or notifications the failure of which to be obtained or made, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect.

Section 1.5   The Post Subsidiary Securities.  The Seller has good and valid title to the Post Subsidiary Securities, free and clear of all liens.  Other than this Letter Agreement, the Post Subsidiary Securities are not subject to any voting trust agreement or other contract restricting or otherwise relating to the voting or disposition of the Post Subsidiary Securities.

Section 1.6   Capitalization. Except for the Post Subsidiary Securities, there are no shares of capital stock or other equity interests of any Post Subsidiary issued, reserved for issuance or outstanding.  The Post Subsidiary Securities are duly authorized, validly issued, fully paid and nonassessable and not subject to any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the laws of the jurisdiction in which the applicable Post Subsidiary is organized, the organizational documents of the applicable Post Subsidiary or any contract to which the applicable Post Subsidiary is a party or otherwise bound.  There are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, contracts, arrangements or undertakings of any kind to which any Post Subsidiary is a party or by which any of them is bound (i) obligating any Post Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, any Post Subsidiary or (ii) obligating any Post Subsidiary to issue, grant or enter into any such option, warrant, right, security, commitment, contract, arrangement or undertaking.

Section 1.7   Seller SEC Documents.  The Seller has filed with the SEC all material reports, schedules, forms, statements and other documents required to be filed by the Seller with the SEC pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) since January 1, 2012 through the date hereof (collectively, the “Seller SEC Documents”).  As of their respective effective dates or filing dates, as applicable, the Seller SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Seller SEC Documents, and none of the Seller SEC Documents as of such respective dates (or, if amended prior to the date of this Letter Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained, solely with respect to the Post Subsidiaries and their subsidiaries or the Post Business, any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 1.8   Financial Information.  The Seller has delivered to the Purchaser the financial statements and other financial information set forth on Schedule A (the “Financial Information”).  The Financial Information was derived from the Seller’s historical financial information and fairly presents in all material respects the financial position, results of operations and cash flows, as applicable, of the division or subsidiary indicated as of the respective dates thereof and for the respective periods indicated (it being acknowledged that the Financial Information also reflects Excluded Assets and Excluded Liabilities).

Section 1.9   Undisclosed Liabilities.  As of the date hereof, the Post Subsidiaries do not have any material liability that is not disclosed on, reflected or reserved against in the most recent balance sheet information included in the Financial Information, other than liabilities (i) incurred by Post Subsidiaries after the date of the Financial Information in the ordinary course of business or (ii) incurred directly in connection with this Letter Agreement or the Transactions.

Section 1.10        Sufficiency.  As of the Closing Date, the assets held by the Post Subsidiaries and their subsidiaries that will be transferred to the Purchaser in the Transactions, taken together with the services and benefits available to the Purchaser under the Transition Services Agreement, the Background License and the real estate arrangements contemplated by Section 7(c), comprise all of the material assets, including all material tangible personal property and intellectual property, reasonably necessary for the operation of the Post Business as currently conducted.

Section 1.11         Material Adverse Effect.  Since December 31, 2012, the Post Business has not suffered any Material Adverse Effect. “Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence (an “Effect”) that has had or is reasonably likely to have a material adverse effect on (i) the Seller’s ability to consummate the Transactions or (ii) the Post Subsidiaries and the Post Business (excluding, for the avoidance of doubt, the Excluded Assets), taken as a whole; provided that any Effect resulting from the following events shall not be considered when determining whether a Material Adverse Effect has occurred or may occur: (A) any change in general economic or business conditions, financial or securities markets or political or regulatory conditions or the continued weakness in general economic and business conditions (in each case except to the extent such change or continued weakness has a materially disproportionate effect on the Post Subsidiaries and the Post Business relative to other companies that operate in the same industry as the Post Subsidiaries), (B) the announcement or pendency of this Letter Agreement or any Transaction Document (including, to the extent not attributable to any breach of this Letter Agreement or any Transaction Document, any loss of employees, any cancellation of or delay in subscriptions or any disruption in vendor, distributor, partner or similar relationships), (C) any change in the industry in which the Post Subsidiaries and the Post Business operate (except to the extent such change has a materially disproportionate effect on the Post Subsidiaries and the Post Business relative to other companies that operate in the same industry as the Post Subsidiaries), (D) any natural disaster or any acts or threats of terrorism, military action or war or any escalation or worsening thereof (except to the extent such event or act has a materially disproportionate effect on the Post Subsidiaries and the Post Business relative to other companies that operate in the same industry as the Post Subsidiaries), (E) any change in generally accepted accounting principles or applicable laws or regulations or interpretations thereof, or (F) any failure of the Post Business to meet any internal or disclosed projections, forecasts or revenue or earnings predictions for any period (it being agreed that the Effects giving rise to any such failure that are not otherwise excluded by this proviso may be taken into account in determining whether a Material Adverse Effect has occurred or may occur).

Exhibit B

Representations and Warranties of the Purchaser and the Guarantor

Section 1.1 Organization.  Each of the Purchaser and the Guarantor is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized.

Section 1.2 Power and Authority.  Each of the Purchaser and the Guarantor has full power and authority to execute and deliver this Letter Agreement and to consummate the Transactions.  The execution and delivery by the Purchaser and the Guarantor of this Letter Agreement and the consummation by the Purchaser and the Guarantor of the Transactions have been duly authorized by all necessary action.  Each of the Purchaser and the Guarantor has duly executed and delivered this Letter Agreement and on or prior to the Closing will have duly executed and delivered the Transaction Documents, and (assuming due authorization, execution and delivery by the Seller) this Letter Agreement constitutes, and the Transaction Documents will constitute, legal, valid and binding obligations of the Purchaser and the Guarantor, enforceable against the Purchaser and the Guarantor in accordance with their terms. No vote of the equity holders of the Purchaser or the Guarantor is necessary to approve this Letter Agreement or the Transactions.

Section 1.3 No Conflicts.  The execution and delivery by the Purchaser and the Guarantor of this Letter Agreement do not, and the consummation of the Transactions will not, conflict with, result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, cancellation or acceleration of any obligation under, any provision of (i) the organizational documents of the Purchaser or the Guarantor, (ii) any contract to which the Purchaser or the Guarantor is a party or by which any of its properties or assets is bound or (iii) any judgment, order, decree or law applicable to the Purchaser, the Guarantor or any of the properties or assets of the Purchaser or the Guarantor, other than, in the case of clauses (ii) and (iii) above, any such conflicts, violations, defaults or rights that, individually or in the aggregate, are not reasonably likely to have a material adverse effect on the ability of the Purchaser or the Guarantor to consummate the Transactions.

Section 1.4 Consents.  No consent, authorization, order or approval of, or registration, declaration or filing with, or notification to, any governmental entity is required to be obtained or made by or with respect to the Purchaser or the Guarantor in connection with the execution, delivery and performance of this Letter Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Act and any applicable foreign antitrust or trade regulation laws and (ii) such other consents, authorizations, orders, approvals, registrations, declarations, filings or notifications the failure of which to be obtained or made, individually or in the aggregate, is not reasonably likely to have a material adverse effect on the ability of the Purchaser or the Guarantor to consummate the Transactions.

Section 1.5 Availability of Funds.  On the Closing Date, the Purchaser will have cash on hand sufficient to enable it to consummate the Transactions.